FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 81,214,214

Date: July 31, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

While expanding its service offering to new cities is the main focus of the Issuer's business plans for 2020, the last period was a reminder that it still has interesting growth opportunities in the cities where its services are already established. While an official agreement to have the Issuer's Lending Hub platform serve as the analytical engine behind the city of Jiangyin's new financial centre was being negotiated, the Issuer's ASDS subsidiary continued to work on the development of the financial centre's online portal. Once operational, the Jiangyin Financial Centre will be a city-wide ecosystem of small, medium and micro businesses and at least twenty-five banks and lending financial institutions who will rely on the Lending Hub to extend credit, backed by a government fund, to the city's qualified registered businesses.

As previously documented, the Issuer is expecting the Jinxiaoer platform to play a pivotal role in allowing it to expand its services to new cities in 2020. However, the Issuer was not expecting Jinxiaoer to also bring forth new growth opportunities in the cities where the Issuer's services are already offered. One such opportunity is the equipment leasing one the platform's users brought to the Hub in the city of Xi'An during the period. While discussions with potential Jinxiaoer Service Centre partners in new cities continued during the period, equipment leasing requests coming out of Xi'An submitted through the platform caught the Issuer's attention. A deeper look into the requests led the Issuer to conclude that creating a module in Lending Hub specifically to address such requests, similar to the module created to cater to the supply-chain, could have a noticeable impact on the Hub's revenue going forward.

FORM 7 - MONTHLY PROGRESS REPORT

July 2020

2. Provide a general overview and discussion of the activities of management.

The Issuer's management spent a considerable amount of time during the period with its strategic advisors on the development and implementation of a marketing and rebranding plan to position the Issuer as an investment opportunity to a new audience of potential investors. The implementation of that plan began with the listing of the Issuer's common shares on the OTCQB stock exchange to make the common shares more easily accessible to US investors. Part of the plan also included a 10 to 1 consolidation of the Issuer's common shares, which the Issuer's management completed during the period.

Along with the development of the marketing and rebranding campaign, the Issuer's management closed the first round of a planned $2M private placement financing during the period consisting in the sale of units of common shares and common share purchase warrants of the Issuer. The private placement financing is meant to both provide capital to help expand the Issuer's services to new cities, and to allow for certain strategic long-term investors to become shareholders of the Issuer.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

July 2020

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	7,750,000 (pre-consolidation)	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants
Common shares	38,500,000 (pre-consolidation)	Private placement consisting in the sale of 38,500,000 units at a price of $0.02 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant	The issue resulted in gross proceeds of $770,000 which was used for working capital purposes.

FORM 7 - MONTHLY PROGRESS REPORT

July 2020

Security	Number Issued	Details of Issuance	Use of Proceeds
Warrants	38,500,000 (pre-consolidation)

Issued as part of private placement financing of units comprised of shares and warrants. Each warrant allows holders to subscribe for one common share at a price of $0.025 during the 24 months following its issuance.

N/A
Warrants	200,000 (pre-consolidation)	Finder warrants issued in connection with a private placement financing. Each warrant allows holders to subscribe for one common share at a price of $0.025 during the 24 months following its issuance.	N/A
Common shares	725,000 (post-consolidation)	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

July 2020

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: August 10, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	July 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/08/10

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

July 2020